Exhibit 1.01

Conflict Minerals Report
of Adobe Systems Incorporated
for the Calendar Year Ended December 31, 2015

This Conflict Minerals Report for Adobe Systems Incorporated (the “Company”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2015.

The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products manufactured for them contain conflict minerals that are necessary to the functionality or production of their products (“Necessary Conflict Minerals”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold.

Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of products and services used by creative professionals, marketers, knowledge workers, application developers, enterprises and consumers for creating, managing, delivering, measuring, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. While the vast majority of our products and services are solely software-based offerings, during the calendar year ended December 31, 2014, we contracted with a third party, Adonit Limited Corporation (“Adonit”) to manufacture a digital pen, “Adobe Ink”, and a digital ruler, “Adobe Slide”. These hardware products were designed to complement a suite of mobile apps that connect Adobe Creative Cloud, the Company’s flagship offering for creatives worldwide, to the iPad. Adobe Ink and Adobe Slide were made available in June of 2014 and constitute a very small portion of our total business and are not material to our results of operations. Adonit did not continue to manufacture Adobe Ink or Adobe Slide during the calendar year ended December 31, 2015; rather, during that year, we continued to sell the Adobe Ink and Adobe Slide units that were manufactured during the calendar year ended December 31, 2014.

An independent private sector audit report has not been obtained relating to this Conflict Minerals Report because we are not required to obtain an audit report for this reporting period.

Reasonable Country of Origin Inquiry and Determination

We conducted a review of our products and found that small quantities of conflict minerals (tin, tantalum, tungsten and gold) are contained in Adobe Ink and Adobe Slide. Therefore, for the reporting period from January 1 to December 31, 2015, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in a Covered Country (as defined below) or come from recycled or scrap sources. “Necessary conflict minerals” are conflict minerals that are necessary to the functionality or production of products that we contract with Adonit to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

The supply chain for the Adobe Ink and Adobe Slide hardware products is complex, and there are many tiers between Adobe and the actual mining of the conflict minerals. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on indirect suppliers to provide information about the origin of the conflict minerals in our products.

To conduct our RCOI, we engaged with all of Adonit’s hardware component suppliers. We made inquiries to those suppliers about the country of origin of those necessary conflict minerals and the smelters or refiners that processed those conflict minerals. In our supplier engagement, we provided information and offered assistance about the specifics of the SEC’s conflict minerals rule. We then used the EICC-GeSI Conflict Minerals Reporting Template (“EICC-GeSI Template”) to request information from the suppliers about their supply chain and to gather information about the country of origin of our necessary conflict minerals. We followed up with the suppliers who were non-responsive and with those that provided incomplete or inconsistent responses. To date, not all of the suppliers have responded to the request for information on the country of origin and other requested information. As a result, the Company has been unable to determine the countries of origin of the Conflict Minerals contained in the Covered Products or whether the Conflict Minerals were from recycled or scrap sources.
Accordingly, the Company is conducting due diligence on the source and chain of custody of the Conflict Minerals in the Covered Products.

Due Diligence
The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company. To guide its due diligence, the Company has established a due diligence compliance process that includes a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database. We expect to continue to refine, revise and improve this compliance process as appropriate.
Description of Due Diligence Measures
The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:
Establish strong company management systems
Policy. Adobe adopted the electronics industry citizenship code of conduct, relating, in part, to responsible sourcing of minerals and Adobe’s commitment to responsible sourcing of its Conflict Minerals in its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain. Adobe has communicated this to our first tier suppliers and requires them to acknowledge the code of conduct.
Personnel. The Company’s Conflict Minerals compliance effort involved a cross-functional group of personnel from the legal, finance, operations, and corporate responsibility functions. This team is responsible for implementing Adobe’s conflict minerals compliance strategy.
Supplier Engagement. The Company contacted its first-tier suppliers to provide them with notice of the relevant SEC requirements and advised them of the Company’s commitment to responsibly source materials and its due diligence expectations. In addition, the Company has included the Company Policy as part of its Supplier Code of Conduct. The Company intends to archive the received supplier responses as part of its RCOI and due diligence. Feedback from this process will be used to modify, where appropriate, the design of the Company’s Conflict Minerals compliance program.
Grievance Mechanism. The Company’s existing procedures of reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.
Identify and Assess Risk in the Supply Chain
Identification of Risk. To identify risks in its supply chain, the Company contacted all of its first-tier suppliers identified through its RCOI to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the Conflict Free Sourcing Initiative (“CFSI”). The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on CFSI’s website.
Assessment of Risk: Upon receipt of completed CMRTs from its suppliers, the Company intends to take steps to assess due diligence of any identified smelter or refiner by examining the information provided in the CMRT to determine if the smelter or refiner has been validated under the CFSI’s Conflict-Free Smelter Program (“CFSP”) as “conflict free.” The CFSP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the CFSP’s assessment protocols to assure sourcing of only conflict-free materials.

Design and Implement a Strategy to Respond to Identified Risks
The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to collect information regarding products manufactured on the Company's behalf;

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•	enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion; and,

•
encourage suppliers to implement responsible sourcing and to request that their suppliers encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

Carry Out Independent Third-Party Audit of Supply Chain
The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to rely on information collected and provided by independent third-party audit programs, such as the CFSP, when necessary.
Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.